January 20, 2016

Via EDGAR

Erin E. Martin

Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Seacoast Banking Corporation of Florida
Amendment No. 1 to Registration Statement on Form S-4
Filed January 15, 2016
File No. 333-208546

Dear Ms. Martin:

On behalf of Seacoast Banking Corporation of Florida (“Seacoast”), this letter responds to your letter, dated January 19, 2016 (the “Comment Letter”), regarding the above-referenced filing (the “Amendment to Registration Statement”).

Each response of Seacoast is set forth in ordinary type beneath the corresponding comment of the Staff contained in the Comment Letter, which appears in bold type. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

We have provided under separate cover for your convenience a marked copy of Amendment No. 2 to the Registration Statement, which is being filed today by electronic submission.

Material U.S. Federal Income Tax Consequences of the Merger

The Merger, page 51

1.	We note your disclosure that the merger is conditioned in part upon receipt by Floridian of a tax opinion from Gunster, and the receipt by Seacoast of a tax opinion from Cadwalader, each to the effect that, among other things, the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. We further note that, in their respective tax opinions, Gunster and Cadwalader opine only that the discussion contained in the relevant portion of the prospectus accurately sets forth the material U.S. federal income tax consequences of the transaction. Please revise your disclosure to state clearly that the discussion in the tax consequences section of the prospectus is counsels’ opinion or have counsel revise to provide long-form tax opinions.

We acknowledge the Staff’s comment and have revised the disclosure on pages 50 and 51 of the Amendment to the Registration Statement related to U.S. federal income tax consequences of the merger to state clearly that the discussion is counsels’ tax opinions.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (212) 504-6436 or my colleague, Andrew Alin, at (212) 504-6889.

Sincerely,

/s/ William P. Mills

William P. Mills

Partner